ISTA PHARMACEUTICALS, INC.

15295 Alton Parkway

Irvine, CA 92618

December 30, 2009

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sasha S. Parikh, Staff Accountant

Re:	Extension of response period to United States Securities and Exchange
Commission Staff (the “Staff”) comments made by letter dated
December 23, 2009

Dear Ms. Parikh:

ISTA Pharmaceuticals, Inc. (the “Company”) is in receipt of the Staff comments made by letter dated December 23, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-K/A for the Fiscal Year Ended December 31, 2008, and Definitive Proxy Statement filed October 30, 2009 (File No. 000-31255). The Comment Letter requests that the Company provide responses to the Staff comments contained therein “within 10 business days [of the receipt of the Comment Letter] or tell us when you will provide us with a response.” The Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter by January 29, 2010.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 788-5302, or Lawrence B. Cohn, the Company’s legal counsel, at (949) 725-4132.

Very truly yours,

ISTA PHARMACEUTICALS, INC.

/s/ Lauren P. Silvernail

Lauren P. Silvernail

Chief Financial Officer and Vice President,

Corporate Development